

Mail Stop 3561

July 31, 2006

Mr. Claudio Gianascio
President and Director
ORANCO, Inc.
1981 East 4800 South, Suite 110
Salt Lake City, UT 84117

> **Re:** **ORANCO, Inc.**
> **December 31, 2005 Form 10-KSB/A1 filed May 10, 2006**
> **File No. 0-28181**

Dear Mr. Gianascio:

We have reviewed the financial statements and related disclosures included in your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2005 Form 10-KSB/A1
Exhibit 31.1

The certification continues to refer to this "quarterly report" and "fiscal quarter". Please revise to provide a certification exactly as set forth in Item 601, referencing the annual report.

Closing Comments

Please make appropriate revisions in your filings in response to this comment. Please furnish a cover letter with your revisions that keys your responses to our comments. These revisions and the letter should be filed on EDGAR no later than August 15, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

Any questions regarding the comments may be directed to Maureen Bauer, Accountant at (202) 551-3237 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at (202) 551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies